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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                 B.H.I.T., INC.
                         ------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                        --------------------------------
                         (Title of Class of Securities)


                                   066-82N-101
                              --------------------
                                 (CUSIP Number)

                             KEVIN B. SCOTT, ESQUIRE
                     FOX, ROTHSCHILD, O'BRIEN & FRANKEL, LLP
                         2000 MARKET STREET, TENTH FLOOR
                        PHILADELPHIA, PENNSYLVANIA 19103
                -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 27, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5
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                                      13D                      Page 2 of 5 Pages

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  ARROWHEAD HOLDINGS CORPORATION
                           34-1533564
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [  ]   (b) [  ]
------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS
                  WC
-----------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
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7        SOLE VOTING POWER

NUMBER OF                           5,870,563
  SHARES
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BENEFICIALLY       8     SHARED VOTING POWER
 OWNED BY                             -------
    EACH          ------------------------------------------------------------
REPORTING          9     SOLE DISPOSITIVE POWER
PERSON
 WITH                               5,870,563

                  ------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                                      -------
                  ------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      5,870,563
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [  ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          39.0%
-----------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
                  HC
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                                  Page 2 of 5
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                                      13D                      Page 3 of 5 Pages


ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, $.01 par value (the "Common Stock") of B.H.I.T., Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 875 Avenue of the Americas, New York, NY 10001.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This statement is being filed by Arrowhead Holdings Corporation ("AHC"). AHC is sometimes referred to herein as the "Filing Person."

     (b) The Filing Person is a Delaware corporation. The address of the principal business and office of the Filing Person is 8223 Brecksville Road, Suite 100, Brecksville, OH 44141-1361.

     (c) The Filing Person is a diversified holding company, whose principal holding is Vesper Corporation. Vesper Corporation is itself a diversified manufacturing and distributing corporation owning business entities which produce aircraft and aerospace ducting systems, gears, lubricating systems, steel lockers, storage systems and high performance strainers. The Filing Person also owns subsidiaries involved in commercial leasing and real estate and a variety of other investments.

     (d) The Filing Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) The Filing Person has not been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Filing Person purchased 5,370,563 shares of the common stock, $.01 par value per share, of the Issuer owned by Harvey Polly ("Polly") for a purchase price of $1,540,276 and 500,000 shares of Common Stock owned by Sheltering Palms Foundation (the "Foundation") for $142,724 pursuant to the terms and conditions of a certain Securities Purchase Agreement by and among Polly, the Foundation, the Issuer, and Vesper Corporation, a Delaware corporation (the "Agreement"). Vesper assigned its rights in the Agreement to the Filing Person for the consideration of $1. The source of funds to make this purchase came from general operating funds of the Filing Person.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Filing Person entered into the transaction for investment purposes. The Filing Person's present plans for the Issuer are to use the Issuer as a vehicle for potential acquisitions that compliment the Filing Person's current holdings, in addition to continuing to evaluate any real estate opportunities that may arise.

     Pursuant to the Agreement, the Issuer took the following actions, which were conditions precedent to the Filing Person's obligations thereunder: (i) the Issuer amended its Certificate of Incorporation to remove provisions relating to its real estate investment trust ("REIT") status which are no longer necessary or applicable and to add a provision to protect the Issuer's net operating loss carry forwards; (ii) the Issuer amended and restated its By-laws to eliminate references to the Issuer as a REIT; (iii) the Issuer elected four (4) directors to hold office until the

                                  Page 3 of 5
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                                      13D                      Page 4 of 5 Pages

next annual meeting of the stockholders of the Issuer or until their respective successors have been duly elected and qualified; and (iv) the Issuer sold the Issuer's 50% interest in Metro Franchising Commissary LLC, which represents 68% of the Issuer's assets, to Harvey Polly, the Issuer's Chairman and Chief Executive Officer for a purchase price of $1,000,000 pursuant to a Sale of Franchise Interest Agreement between the Issuer and Harvey Polly.

     In addition, the Filing Person intends from time to time to review its ownership position in the Company and may, based on such factors as it deems relevant, seek to acquire additional shares of Common Stock, dispose of shares of Common stock, or take any additional actions set forth in Items (a) through
(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Filing Person beneficially owns 5,870,563 shares of Common Stock, which constitutes approximately 39.0% of the Common Stock outstanding (based upon 15,053,565 shares of Common Stock outstanding as of September 27, 2000).

     (b) The Filing Person has sole voting power and power to dispose of the 5,870,563 shares of the Issuer's Common Stock. The Filing Person has shared voting power and power to dispose of 0 shares of the issuer's Common Stock.

     (c) On September 27, 2000, the Filing Person purchased 5,370,563 shares of the common stock, $.01 par value per share, of the Issuer owned by Harvey Polly ("Polly") for a purchase price of $1,540,276 and 500,000 shares of Common Stock owned by Sheltering Palms Foundation, a private foundation controlled by Mr. Polly and his wife (the "Foundation"), for $142,724 pursuant to the terms and conditions of a certain Securities Purchase Agreement by and among Polly, the Foundation, the Issuer, and Vesper Corporation, a Delaware corporation. Vesper assigned its rights in the Securities Purchase Agreement to the Filing Person for the consideration of $1.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Person.

     (e) Not Applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Filing Person is the assignee of a Securities Purchase Agreement by and among the Filing Person, Harvey Polly, and Sheltering Palms Foundation.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The Securities Purchase Agreement is attached hereto as Exhibit 7.1.

     The Sale of Franchise Interest Agreement is attached hereto as Exhibit 7.2.


                                  Page 4 of 5
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                                      13D                      Page 5 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2000


                                     Arrowhead Holdings Corporation


                                     By: /s/ John V. Curci
                                       -------------------------------------
                                       Name: John V. Curci
                                       Title: Vice President, Treasurer & C.F.O.





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